UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 25, 2024

OLD NATIONAL BANCORP

(Exact name of Registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation)	001-15817 (Commission File Number)	35-1539838 (IRS Employer Identification No.)

One Main Street
Evansville, Indiana	47708
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (773) 765-7675

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, no par value	ONB	NASDAQ Stock Market LLC
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	ONBPP	NASDAQ Stock Market LLC
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	ONBPO	NASDAQ Stock Market LLC

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (s230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (s240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On November 25, 2024 (the “Signing Date”), Old National Bancorp (the “Company” or “Old National”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bremer Financial Corporation, a Minnesota corporation (“Bremer”), and ONB Merger Sub, Inc., an Indiana corporation and wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Bremer (the “First Step Merger”), with Bremer surviving the First Step Merger as a wholly owned subsidiary of the Company (the “Surviving Corporation”), and (ii) immediately following the First Step Merger, and as part of a single, integrated transaction, the Surviving Corporation will merge with and into the Company (the “Second Step Merger” and together with the First Step Merger, the “Mergers”), with the Company continuing as the surviving corporation in the Second Step Merger (the “Surviving Entity”). Immediately following the Second Step Merger, or at such later time as the Company may determine in its sole discretion, the Company will cause Bremer’s wholly owned banking subsidiary, Bremer Bank, National Association, a national banking association duly organized and existing under the laws of the United States, to merge with and into the Company’s wholly owned banking subsidiary, Old National Bank, a national banking association duly organized and existing under the laws of the United States (the “Bank Merger”), with Old National Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company and Bremer.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Step Merger (the “Effective Time”), each share of Class A common stock, no par value per share, of Bremer (“Class A Common Stock”), and each share of Class B common stock, no par value per share, of Bremer (“Class B Common Stock” and together with the Class A Common Stock, the “Bremer Common Stock”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive (i) $26.22 in cash without interest, (ii) 4.182 shares of common stock, no par value, of the Company (“Company Common Stock”), and (iii) cash in lieu of fractional shares.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from the Company, Merger Sub, and Bremer, and each party has agreed to customary covenants, including, among others, relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) maintenance of its business organization, employees and advantageous business relationships, and (iii) taking no actions that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary regulatory or other approvals required to consummate the Mergers on a timely basis without the other party’s consent. Bremer has also agreed to call a meeting of its shareholders to approve the Merger Agreement and to certain non-solicitation obligations related to alternative business combination proposals.

Under the Merger Agreement, each of the Company and Bremer has agreed to use its reasonable best efforts to obtain as promptly as reasonably practicable all consents required to be obtained from any governmental authority or other third party that are necessary to consummate the transactions contemplated by the Merger Agreement (including the Mergers and the Bank Merger). Notwithstanding such general obligation to obtain such consents of governmental authorities, neither the Company nor Bremer is required to take any action that would reasonably be expected to have a material adverse effect on the Surviving Entity and its subsidiaries, taken as a whole, after giving effect to the Mergers (a “Materially Burdensome Regulatory Condition”).

Closing Conditions

The completion of the Mergers is subject to customary conditions, including (i) approval of the Merger Agreement by Bremer’s shareholders, (ii) authorization for listing on the NASDAQ Stock Market LLC of the shares of Company Common Stock to be issued in the First Step Merger, subject to official notice of issuance, (iii) effectiveness of the Registration Statement on Form S-4 for Company Common Stock to be issued in the First Step Merger, (iv) the receipt of specified governmental consents and approvals that are necessary to consummate the transactions contemplated by the Merger Agreement, including from the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Regulatory Condition, and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Mergers or the Bank Merger or making the completion of the Mergers or the Bank Mergers illegal. Each party’s obligation to complete the Mergers is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from counsel to the effect that the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, the Company’s obligation to complete the Mergers is subject to Bremer having Adjusted Tangible Shareholders’ Equity (as defined in the Merger Agreement) as of the Measuring Date (as defined in the Merger Agreement) of greater than or equal to $1,300,000,000.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both the Company and Bremer and further provides that a termination fee, in an amount specified in the Merger Agreement, will be payable by Bremer following termination of the Merger Agreement under certain circumstances.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Mergers, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the Company or Bremer, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Bremer, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that also constitutes a prospectus of the Company, as well as in the annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings that the Company makes with the Securities and Exchange Commission (the “SEC”).

Trustee Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, each of the trustees (in such capacities, the “Trustees”) of the Otto Bremer Trust (the “Trust”), a shareholder of Bremer, has entered into a voting agreement (the “Trustee Voting Agreement”) pursuant to which, among other things, the Trustees have agreed, subject to the terms of the Trustee Voting Agreement, to (i) vote the shares of Bremer Common Stock over which they have the sole power to vote or direct the voting thereof, which represents approximately 86% of the outstanding shares of Bremer Common Stock in the aggregate (collectively, the “Bremer Trust Shares”), in favor of the approval and adoption of the Merger Agreement and (ii) from the Signing Date until the Effective Time, refrain from transferring the Bremer Trust Shares, in each case with certain limited exceptions.

The foregoing description of the Trustee Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Trustee Voting Agreement, which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

Director Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, each of the directors of Bremer (other than the Trustees that are members of the board of directors of Bremer (each of whom is a party to the Trustee Voting Agreement)) (the “Director Voting Agreement Holders”) has entered into a voting agreement (the “Director Voting Agreement”) pursuant to which, among other things, each Director Voting Agreement Holder has agreed, subject to the terms of the Director Voting Agreement, to (i) vote the shares of Bremer Common Stock over which he or she has the sole power to vote or direct the voting thereof, which represents less than 1% of the outstanding shares of Bremer Common Stock in the aggregate (collectively, the “Bremer Director Shares”), in favor of the approval and adoption of the Merger Agreement, and (ii) from the Signing Date until the Effective Time, refrain from transferring the Bremer Director Shares, with certain limited exceptions.

The foregoing description of the Director Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Voting Agreement, a form of which is attached hereto as Exhibit 10.2, and incorporated herein by reference.

Investor Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company and each of the Trustees has entered into an investor agreement (the “Investor Agreement”), which includes the matters set forth below, among others. The Investor Agreement will become effective as of the Effective Time.

Restrictions on Transfer

Under the Investor Agreement, subject to certain exceptions, the Trustees agreed not to transfer any shares of the Company Common Stock acquired in the Mergers during the 180-day period (the “Initial Lock-Up Period”) beginning on the closing date of the Mergers without the consent of the Company. Thereafter, subject to certain customary exceptions, for an additional 180-day period (the “Extended Lock-Up Period” and together with the Initial Lock-Up Period, the “Lock-Up Period”), the Trustees may not transfer any shares of the Company Common Stock acquired in the Mergers in an amount in excess of 12.5% of the total number of shares of such Company Common Stock received as part of the merger consideration in each of the consecutive 90-day periods. Notwithstanding the foregoing restrictions, during the Lock-Up Period, the Trustees may request that the Company purchase the Company Common Stock from the Trustees on mutual agreed upon terms, but the Company shall have no obligation to purchase the Trustee’s shares of the Company Common Stock. In addition, until such time as the Trustees collectively beneficially own less than 1% of the outstanding shares of the Company Common Stock and subject to certain exceptions, (i) if the Company determines to repurchase shares of the Company Common Stock, the Company will first offer to repurchase such shares of the Company Common Stock from the Trustees, and (ii) following the Lock-Up Period, if the Trustees determine to sell any shares of the Company Common Stock, the Trustees will first offer to sell such shares of the Company Common Stock to the Company.

Director Appointment

Pursuant to the Merger Agreement and the Investor Agreement and effective as of the Effective Time, the board of directors of the Company will be increased by one director and one of the Trustees serving as a trustee of the Trust immediately prior to the Effective Time (such person to be determined by the Trustees in their sole discretion) will be appointed to the board of directors of the Company and will serve in accordance with the corporate governance guidelines and standards applicable to all directors of the Company.

Registration Rights

The Investor Agreement further provides that the Trustees are entitled to certain customary demand registration, shelf takedown and piggyback registration rights with respect to their Registrable Securities (as defined in the Investor Agreement), subject to customary limitations (including with respect to minimum offering size and maximum number of demands and underwritten shelf takedowns within certain periods). The registration rights provisions shall terminate when the Trustees, in the aggregate, own less than 10% of the outstanding shares of the Company Common Stock.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Agreement, which is attached hereto as Exhibit 10.3, and incorporated herein by reference.

Forward Sale Agreement

In connection with the pricing of the Company’s public offering of Common Stock described below, on November 25, 2024, the Company entered into a forward sale agreement (the “Forward Sale Agreement”) with Citibank, N.A. (the “Forward Purchaser”), relating to an aggregate of 19,047,619 shares of Company Common Stock.

The Company will not initially receive any proceeds from the sale of Company Common Stock sold by the Forward Seller to the Underwriters (as defined below). The Company expects to physically settle the Forward Sale Agreement (by the delivery of shares of Company Common Stock) and receive proceeds from the sale of those shares of Company Common Stock upon one or more forward settlement dates within approximately 12 months from the date of the Forward Sale Agreement at the then applicable forward sale price. The Company may also elect cash settlement or net share settlement for all or a portion of its obligations under the Forward Sale Agreement. The forward sale price will initially be $20.16 per share, which is the price at which the Underwriters have agreed to buy the shares of Company Common Stock pursuant to the Underwriting Agreement (as defined below).

The Forward Sale Agreement provides that the forward sale price will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the specified rate less a spread and will be decreased on each of the dates specified in the Forward Sale Agreement by amounts related to expected dividends on shares of Company Common Stock during its term. The forward sale price will also be subject to decrease if the cost to the Forward Purchaser (or its affiliate) of borrowing a number of shares of Company Common Stock underlying the Forward Sale Agreement exceeds a speciﬁed amount. If the specified rate is less than the spread on any day, the interest rate factor will result in a daily reduction of the forward sale price.

In certain circumstances, the Forward Purchaser will have the right to accelerate the Forward Sale Agreement and require the Company to physically settle the Forward Sale Agreement on a date specified by the Forward Purchaser. These circumstances include:

•	the Forward Purchaser (or its affiliate) (i) is unable to borrow a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying the Forward Sale Agreement because of the lack of sufficient shares being made available for share borrowing by lenders or (ii) would incur a stock loan rate greater than the rate specified in the Forward Sale Agreement to continue to borrow such shares;

•	certain ownership thresholds applicable to the Forward Purchaser, its affiliates and other persons who may form a beneficial share ownership group or whose ownership positions would be aggregated with the Forward Purchaser are exceeded;

•	the Company declares any dividend or distribution on Company Common Stock that constitutes an extraordinary dividend or is payable in (i) cash in excess of a specified amount (other than extraordinary dividends), (ii) securities of another company owned (directly or indirectly) by the Company as a result of a spin-off or similar transaction or (iii) any other type of securities (other than Company Common Stock), rights, warrants or other assets for payment at less than the prevailing market price, as reasonably determined by the Forward Purchaser;

•	the announcement of any event or transaction that, if consummated, would result in certain extraordinary events (as such term is defined in the Forward Sale Agreement and which includes certain mergers and tender offers and the delisting of Company Common Stock); or

•	certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by the Company in connection with entering into the Forward Sale Agreement or the occurrence of a hedging disruption or a change in law (as such terms are defined in the Forward Sale Agreement).

The foregoing description of the Forward Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Sale Agreement, which is filed as Exhibit 10.4 hereto and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On November 25, 2024, the Company and Bremer issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the announcement of the Merger Agreement, the Company and Bremer intend to provide supplemental information regarding the proposed transaction in presentations to analysts and investors. The slides that will be available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing. The Company does not incorporate by reference to this Current Report on Form 8-K information presented at any website referenced in this report or in any of the Exhibits attached hereto.

Item 8.01. Other Events.

Underwriting Agreement

On November 25, 2024, the Company priced the public offering of shares of Company Common Stock in connection with the Forward Sale Agreement and entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., as representative for the underwriters named therein (collectively, the “Underwriters”), the Forward Purchaser and Citigroup Global Markets Inc., as forward seller (the “Forward Seller”), relating to the registered public offering and sale of 19,047,619 shares of Company Common Stock. The Underwriters have been granted a 30-day option to purchase up to an additional 2,857,143 shares of Company Common Stock. If such option is exercised, then the Company plans to enter into an additional forward sale agreement with the Forward Purchaser in respect of the number of shares of Company Common Stock that is subject to the exercise of such option.

Pursuant to the Underwriting Agreement, the Forward Seller will sell to the Underwriters at the closing on November 26, 2024, an aggregate of 19,047,619 shares of Company Common Stock, subject to the conditions set forth in the Underwriting Agreement, which shares are expected to be borrowed by the Forward Purchaser or its affiliate from third parties.

The description of the Underwriting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto and incorporated herein by reference. A copy of a press release related to the offering is filed as Exhibit 99.3 hereto and incorporated herein by reference.

In connection with the offering, Company Common Stock was registered under the Securities Act pursuant to a registration statement on Form S-3 (Registration No. 333-272312) (the “Registration Statement”), and a prospectus supplement, dated November 25, 2024, which will be filed with the SEC pursuant to Rule 424(b) of the Securities Act no later than the second business day following the date it was first used in connection with the public offering.

In connection with the sale of the shares of Company Common Stock, the Company is also filing a legal opinion regarding the validity of the shares of Company Common Stock as Exhibit 5.1 for the purpose of incorporating the opinion into the Registration Statement.

Pro Forma Financial Information

In connection with the public offering of shares of Company Common Stock in connection with the Forward Sale Agreement, the related preliminary prospectus, dated November 25, 2024, by which the Company Common Stock is being offered, includes (i) the unaudited pro forma condensed combined balance sheet as of September 30, 2024, giving effect to the Mergers and the Forward Sale Agreement as if the Mergers had been consummated and the Forward Sale Agreement had been fully physically settled on September 30, 2024; (ii) the unaudited pro forma condensed combined statement of income for the year ended December 31, 2023, giving effect to the Mergers and the Forward Sale Agreement as if the Mergers had been consummated and the Forward Sale Agreement had been fully physically settled on January 1, 2023; and (iii) the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2024, giving effect to the Mergers and the Forward Sale Agreement as if the Mergers had been consummated and the Forward Sale Agreement had been fully physically settled on January 1, 2023.

This pro forma information is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

The pro forma financial statements are derived primarily from the historical financial statements of the Company and Bremer as of and for the nine months ended September 30, 2024 and as of and for the year ended December 31, 2023, giving pro forma effect to the Mergers and the full physical settlement of the Forward Sale Agreement. The pro forma financial statements are preliminary and reflect a number of assumptions, including, among others, that the Mergers will be consummated and the Forward Sale Agreement will be fully physically settled. There can be no assurance that any of such transactions will be consummated or that such physical settlement will occur.

Financial Statements of Bremer

The audited consolidated financial statements of Bremer dated as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, together with the report of the independent auditors, are filed as Exhibit 99.5 hereto and incorporated herein by reference. The audited consolidated financial statements of Bremer are included in the Registration Statement and related prospectus supplement, and the Company is therefore also filing a consent from Ernst & Young LLP as Exhibit 23.2 for the purpose of incorporating such consent into the Registration Statement.

The interim unaudited balance sheet as of September 30, 2024 and 2023, and interim unaudited income statement for the three months and nine months ended September 30, 2024 and 2023, of Bremer are filed as Exhibit 99.6 hereto and incorporated herein by reference. The interim unaudited financial statements of Bremer set forth in Exhibit 99.6 were obtained from Bremer management and have not been prepared in accordance with Regulation S-X of the Securities Act or under Public Company Accounting Oversight Board guidelines or been subject to a SAS 100 review by Bremer’s auditors in accordance with Statement of Auditing Standards No. 100, “Interim Financial Information.”

Item 9.01. Financial Statements and Exhibits.

(d)            Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of November 25, 2024, among Old National Bancorp, Citigroup Global Markets Inc., as representative of the underwriters named therein, Citigroup Global Markets Inc., as forward seller, and Citibank, N.A., as forward purchaser.
2.1	Agreement and Plan of Merger, dated as of November 25, 2024, among Old National Bancorp, Bremer Financial Corporation, and ONB Merger Sub, Inc.*
5.1	Opinion of Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary, Old National Bancorp.
10.1	Trustee Voting Agreement, dated as of November 25, 2024, among Old National Bancorp and each of the trustees of Otto Bremer Trust listed on the signature pages therein.*
10.2	Form of Director Voting Agreement, dated as of November 25, 2024, among Old National Bancorp and each of the directors of Bremer Financial Corporation listed on the signature pages therein.
10.3	Investor Agreement, dated as of November 25, 2024, among Old National Bancorp and each of the trustees of Otto Bremer Trust listed on the signature pages therein.
10.4	Forward Sale Agreement, dated as of November 25, 2024, between Old National Bancorp and Citibank, N.A.
23.1	Consent of Nicholas J. Chulos (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP.
99.1	Joint press release announcing the execution of the Merger Agreement, dated November 25, 2024.
99.2	Investor Presentation Materials, dated November 25, 2024.
99.3	Press release dated November 25, 2024 announcing the pricing of the offering of shares of common stock.
99.4	Unaudited pro forma financial information.
99.5	Audited consolidated financial statements of Bremer Financial Corporation.
99.6	Unaudited consolidated financial statements of Bremer Financial Corporation as of September 30, 2023 and 2024 and for the three- and nine-month periods ended September 30, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Old National and Bremer, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Old National or Bremer or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by Bremer’s shareholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Old National or Bremer;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Old National and Bremer operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Old National’s or Bremer’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of Old National or Bremer;

•	changes in Old National’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Old National’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and

•	other factors that may affect future results of Old National or Bremer, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board, the Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Old National, Bremer, or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Old National’s, Bremer’s, or the combined company’s results.

Although each of Old National and Bremer believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Old National or Bremer will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Old National’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/707179/000070717924000006/onb-20231231.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by Old National with the Securities Exchange Commission (“SEC”). The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Old National, Bremer or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Old National and Bremer urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Old National and Bremer. Forward-looking statements speak only as of the date they are made, and Old National and Bremer undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Old National and Bremer. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Old National intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Old National capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of Bremer and a prospectus of Old National (the “Proxy Statement/Prospectus”), and Old National may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLD NATIONAL, BREMER AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from Old National by accessing Old National’s website at https://ir.oldnational.com. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Old National’s Investor Relations, Old National Bancorp, One Main Street, Evansville, Indiana, 47708, or by calling (812) 464-1366. The information on Old National’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2024

OLD NATIONAL BANCORP

By:	/s/ Nicholas J. Chulos
Nicholas J. Chulos
Executive Vice President, Chief Legal Officer and Corporate Secretary